September 28, 2006
VIA EDGAR AND BY HAND
Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549

Attn:	Karen J. Garnett, Esq

Re:	iPayment, Inc.
Registration Statement on Form S-4, filed July 21, 2006
Registration No. 333-135959
Dear Ms. Garnett:
     On behalf of our client, iPayment, Inc., a Delaware company (the “Company”), please find attached hereto for review by the Staff of the Securities and Exchange Commission (the “Commission”) five clean and five marked copied of the Company’s Registration Statement on Form S-4 (the “Registration Statement”). The enclosed Registration Statement has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated August 17, 2006 (the “Comment Letter”). The Registration Statement was initially filed with the Commission on July 21, 2006.
     Set forth below are the Company’s responses to the comments contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold text and is followed by the Company’s response. Page numbers refer to page numbers of the Registration Statement as refiled on the date of this letter. The information included herein has been provided to us by management of the Company.
General
1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Securities and Exchange Commission
September 28, 2006
Response:

The Company informs the Staff that it does not intend to use any graphics in the prospectus other than its corporate logo currently appearing on the front and back cover of the prospectus forming part of the Registration Statement.

2.	Please revise to list the subsidiary guarantees at the top of the cover page, along with the notes that you will issue in this offering. Also, please revise the description of the notes to indicate that they are fully and unconditionally guaranteed by the subsidiary guarantors.

Response:

The Company has revised the cover page to list the subsidiary guarantors at the top of the cover page, along with the notes being issued in the exchange offer. In addition, the Company has revised the description of the notes to indicate that they are fully and unconditionally guaranteed by the subsidiary guarantors.

3.	Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:

The Company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Industry and Market Data, page ii

4.	We note your statement that you cannot guarantee the accuracy or completeness of industry and market data obtained from various sources, including First Annapolis and The Nilson Report. It is not appropriate to disclaim information included in your registration statement. Please remove the disclaimer.

Response:

The Company has deleted the disclaimer on page ii in response to this comment.

5.	Please provide supporting material, for all industry data used throughout your prospectus, marking the relevant sections for our review. Note also that if such information was prepared for the company in connection with the proposed offering, you must file a consent from the provider for the use of its name and the information attributed to it.

Securities and Exchange Commission
September 28, 2006
Response:

The Company is providing to the Staff supplementally with this response a binder providing supporting material for all industry data. The Company confirms that none of such data were prepared for the Company in connection with the Rule 144A offering or this exchange offer.

Summary

6.	We refer to the introductory paragraph of the summary and the defined terms for the different entities related to the registrant. Please revise here and throughout your prospectus to refer to iPayment Investors, Inc. by its full name rather than “Investors.” The reference to “Investors” is otherwise confusing because in the general sense it can be easily interpreted to mean that you are referring to all of the investors of the registrant.

Response:

The Company has revised references to “Investors” throughout the Registration Statement to use the full name.

7.	Currently, your summary contains a lengthy description of your business that is more appropriate for the body of the prospectus. Much of this information is repeated in the Business section. Please limit your summary to a brief description of the company’s business and avoid more the detailed disclosure that appears in the body of your prospectus.

Response:

The Company has revised the “Summary” section substantially to shorten it in response to this comment.

8.	Please provide your website address.

Response:

The Company has provided its website address on page 4.

The Company, page 1

9.	We note your statement on page 1 that you are a “leading” provider of credit and debit card-based services. Please provide support for this statement marking any materials provided to indicate those portions that support your statement. Also, disclose the measurement you are using in connection with your leadership status.

Securities and Exchange Commission
September 28, 2006
Response:
The Company’s statement on page 1 refers to it as “a leading provider of credit and debit card-based payment processing services focused on small merchants across the United States” (emphasis added). According to The Nilson Report, iPayment was the 10th largest credit card processor in the country in 2005 (see pages 8 and 9 of the report under Tab 1 of the enclosed binder). Using the data for the top 15 providers, the Company has computed the average volume per merchant for each of these companies. Only two companies that have more total volume than the Company have average volume per merchant that are lower than the Company, indicating that the Company is one of the leading providers to small merchants.

				Volume/
Rank		Volume	Merchants	Merchant
		(in millions)		(in thousands)
1	Chase Paymentech Solutions	476,774.7	907,553	525.3
2	BA Merchant Services	273,413.0	1,050,000	260.4
3	First Data	237,900.0	788,348	301.8
4	Nova Information Systems	130,057.4	854,236	152.2
5	Fifth Third Bank	115,039.1	142,167	809.2
6	Wells Fargo Merchant Services	68,397.4	216,373	316.1
7	Global Payments	56,266.1	419,000	134.3
8	Heartland Payment Systems	33,722.1	110,500	305.2
9	First National Merchant Solutions	33,640.3	134,319	250.5
10	iPayment	25,725.0	139,828	184.0
11	TransFirst Holdings	21,910.6	194,538	112.6
12	Sun Trust	20,619.2	66,000	312.4
	First Horizon Merchant
13	Services	18,505.1	50,842	364.0
14	RBS Lynk	18,484.0	115,000	160.7
15	PNC Merchant Services	16,030.2	52,902	303.0
Our Competitive Strengths, page 3
10.	To the extent you retain this section of the summary, please balance the disclosure with a summary of your competitive weaknesses or risks associated with your business. The cross-reference at the bottom of page 12 is not sufficient to balance the disclosure of competitive strengths.

Response:

The Company has included on page 4 a list of the key risks that it believes impacts its business together with an additional cross-reference to the risk factors section.

Securities and Exchange Commission
September 28, 2006
The Exchange Offer, page 7
11.	Please revise to disclose that broker-dealers who acquired the old notes directly from the issuer in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the secondary resales and cannot rely on the position of the staff enunciated in the Exxon Capital no-action letter. Provide similar disclosure in the Plan of Distribution section of the prospectus.

Response:

The Company has revised pages 6 and 143 to disclose that broker-dealers who acquired the old notes directly from the Company in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the secondary resales and cannot rely on the position of the Staff enunciated in the Exxon-Capital no-action letter.
The Exchange Notes, page 10
12.	Please clarify when principal payments are due.

Response:

The Company has revised the disclosure on page 9 to clarify when the payment of principal is due.

13.	Please update your discussion on the ranking of the exchange notes to the most recent quarterly period. Also, please disclose the total amount of outstanding indebtedness as of that date. Similarly, update this disclosure in the Description of Notes section beginning on page 84.

Response:

The Company has updated the disclosure on pages 9 and 10 on the ranking of the exchange notes in this section and in the “Description of the Notes” section on pages 89 and 90 accordingly.

14.	Please revise to clarify that the guarantees are joint and several, full and unconditional.

Response:

The Company has revised the disclosure on pages 9 and 89 accordingly.

Securities and Exchange Commission
September 28, 2006
Summary Historical Consolidated Financial and Unaudited Pro Forma Financial Data, page 13
15.	Related to your presentation of Adjusted EBITDA, please tell us your basis for including EBITDA attributable to the acquisition of NPMG as if it had occurred on January 1, 2005. In addition, clarify how you have determined that expenses are “non-recurring.” In doing so, please confirm, that items described in such a manner are consistent with the guidance provided in Item 10(e)(ii)(B) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:

The Company has deleted the reference to Adjusted EBITDA from page 13 and has instead included it on page 61. The Company believes the inclusion of Adjusted EBITDA is useful for investors to assess the Company’s ability to incur additional indebtedness. This is because under Section 4.11(a) of the Indenture governing the notes, the Company is not permitted to incur additional indebtedness unless it has maintained a “Fixed Charge Coverage Ratio” of at least 2 to 1 during each of its four most recently ended full fiscal quarters immediately preceding the date on which the additional indebtedness is incurred. The definition of “Fixed Charge Coverage Ratio” in the Indenture uses the definition of “Consolidated Cash Flow” which expressly includes “for any quarter in the year ended December 31, 2005, all adjustments to “EBITDA” used in connection with the calculation of pro forma “Adjusted EBITDA” for the year ended December 31, 2005 (as set forth in the Offering Memorandum dated May 3, 2006 with respect to the Notes under Note (5) to the section thereof entitled “Summary—Summary Historical Consolidated Financial and Unaudited Pro Forma Financial Data”) to the extent such adjustments were used in computing such Consolidated Net Income in such period and continue to be applicable.” The Company has amended the corresponding cross-reference in the definition of “Consolidated Cash Flow” on page 125. In addition, since a portion of the $3.6 million of expenses are not “non-recurring” under the definition used in Item 10(e)(ii)(B) of Regulation S-K, the Company has deleted the word “non-recurring” and expanded the disclosure to explain more clearly the nature of these expenses and the reasons for including Adjusted EBITDA.

16.	We note that you have included EBITDA and Adjusted EBITDA because you believe they provide potential purchasers of the notes with useful information in assessing your operating performance and as indicators of your ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. If you consider these financial measures to be both performance and liquidity measures as your description suggests, revise your presentation to include all of the information required by item 10(e) of Regulation S-K for a liquidity measure. Alternatively, revise to clarify management’s use of the non-GAAP financial measures. Refer to Question 12 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Securities and Exchange Commission
September 28, 2006
Response:
The Company has expanded the disclosure on page 13 to include the cash flow from operations, investing activities and financing activities in accordance with the Staff’s comment.
Risk Factors, page 16
17.	We note disclosure beginning on page 72 regarding numerous legal proceedings currently pending. We note further that in at least three cases, including: Howard Ehrenberg Chapter 7 Trustee for the Estate of ITSV, Inc. v. Creditcards.com, Inc.; In re iPayment, Inc. Shareholders Litigation, Chancery Court for Davidson County: and, Bruns v. E-Commerce Exchange, Inc. you are unable to determine that any failure to prevail in these matters would not have a material impact on your business. Please add the risk factors briefly discussing these matters and the risks they pose to your business should you not prevail in those proceedings. Consider risk factor disclosure for the contingent liability you reference in the penultimate paragraph on page 76.

Response:

The Company has revised the disclosure beginning on page 75 to reflect the current status of the three cases cited by the Staff. Howard Ehrenberg Chapter 7 Trustee for the Estate of ITSV, Inc. v. Creditcards.com, Inc. v. Creditcards.com, Inc. was dismissed. The Company has reached a settlement with respect to In re iPayment, Inc. Shareholders Litigation and has reflected such settlement in an accrual to its financial statements. The Company believes that the decision in Bruns v. E-Commerce Exchange, Inc. will not have a material impact on its business.
Despite our level of indebtedness, we will be able to incur substantially more debt...page 16
18.	Revise to remove the cross-reference in the last sentence and briefly describe the qualifications and exceptions to the restrictions on your ability to incur additional debt.

Response:

The Company has removed the cross-reference on page 16 and revised the disclosure in accordance with this comment.
The indenture governing the exchange notes and the credit agreement...page 17
19.	We note in the paragraph following the bullet points your statement that the new senior secured credit facility includes other “more restrictive” covenants. Please expand to describe how the covenants under the new senior secured credit facility are more restrictive than those already described in the bullet points. Consider

Securities and Exchange Commission
September 28, 2006
separating the discussion on the restrictiveness of the secured credit facility for ease of readability.
Response:
This Company has revised the disclosure on page 16 to include a discussion of the credit facility in a separate paragraph under the bullets. In addition, the Company has identified the key areas in which the credit facility is more restrictive than the indenture governing the notes.
The interest of our stockholders may not be aligned with your interests...page 19
20.	Please expand to name the parties who control Investors, including your CEO, Gregory Daily, and your President, Carl Grimstad.

Response:

The Company has revised the disclosure on page 18 in response to this comment.

21.	Please tell us whether your CEO, your president and parties related to them are also officers or directors of iPayment Investors. If so, please provide a separate risk factor discussing the conflict of interest resulting from the fiduciary duties owed to both entities.

Response:

The Company has disclosed in the risk factor referenced in comment 20 that Messrs. Daily and Grimstad are the sole directors of the general partner of iPayment Investors and also of the Company. The Company has considered the Staff’s comment regarding a separate risk factor regarding the fiduciary duty owed to both entities. The Company notes that under New York law, the law governing the indenture pursuant to which the notes were issued, the duty owed by the board of directors of the Company to the noteholders is purely contractual. Since the registration statement is directed towards the noteholders and not to equityholders, the Company believes that the existing risk disclosure fully reflects the material risk of conflict between the noteholders and the Company’s equityholders. The Company respectfully submits that a risk factor regarding conflicts of fiduciary duties of directors is not material to the noteholders.

We rely on our bank sponsors...page 22

22.	Please expand to discuss the termination dates of your agreements with your bank sponsors and to describe circumstances and procedures under which the agreements may be terminated. We note disclosure concerning the initial term of your agreements with sponsors on page 68. We note also that you are required to make payments to some of the sponsors in the event that you transfer any of your interest in the merchant’s portfolio dedicated to those sponsors.

Securities and Exchange Commission
September 28, 2006
Response:
The Company has revised the disclosure on page 21 to include the additional information referenced in the Staff’s comment. The Company has amended the disclosure on page 70 since the last date on which a payment to JPMorgan Chase was required in the event of a transfer of merchant portfolios has passed.
We currently rely solely on common law to protect certain of our intellectual property...page 26
23.	Please expand the disclosure to describe in more detail the risks associated with the loss of your trademarks. If you believe the risks are not material to investors, please omit the risk factor.

Response:

The Company has reviewed this risk factor and has determined that it does not reflect a risk that is material to its investors. Accordingly, the Company has omitted the risk factor.
The Exchange Offer, page 28
24.	We note your statement that the summary of the registration rights agreement “is not complete.” A summary by its very nature does not and is not required to contain all of the detailed information that is in the agreement; however, if you elect to include a summary in your prospectus, it must be complete. Please revise to remove the statement that the summary is not complete.

Response:

The Company has revised the disclosure on page 27 accordingly.

25.	We note the reservation of your right to amend or extend the offer in the discussion under the heading, “Expiration Date; Extensions; Amendments” on page 31. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change. Revise as applicable throughout your prospectus, including on page 37 where you discuss waiver of any “conditions.”

Response:

The Company has revised the disclosure on page 31 to indicate that, in the event of a material change in the offer, including the waiver of a material condition, the Company will extend the offer period if necessary so that at least five business days remain in the

Securities and Exchange Commission
September 28, 2006
offer following notice of the material change. The Company has made the same revision on page 37 in the section discussing waiver of conditions.

26.	We note disclosure under “Acceptance of Tendered Notes” on page 34 indicating that you will determine compliance with conditions in your sole discretion. We note similar disclosure under “Conditions” on page 37, which indicates that you will determine whether conditions have been satisfied in your judgment. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response:

The Company has revised the disclosure on page 34 under “Acceptance of Tendered Notes” to include an objective standard.

27.	We note the disclosure at the top of page 35 indicating that you will return old notes not accepted for exchange as soon as practicable following the expiration date. Rule 14a-l(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer as applicable. Please revise here and throughout the document as necessary. Provide similar clarification in the letter of transmittal.

Response: The Company has revised the disclosure on page 34 accordingly. In addition, the Company has provided similar clarification in the letter of transmittal.
Acquisition of iPayment by Holdings and MergerCo, page 40
28.	Please expand your disclosure to provide additional information regarding the merger. Clearly state that the merger resulted in cashing-out the existing public stockholders and delisting iPayment’s shares from Nasdaq. Disclose the amount per share paid to existing stockholders and describe the earnout payments referenced in the risk factor on page 17. Provide a current organizational chart, including your ultimate parent and its ownership structure and each of your guarantor subsidiaries and other subsidiaries. Please also define “equity rollover” as it is used in the disclosure on page 6. Describe how the amounts were calculated and distributed, identify each party to the financing, and clarify to whom payments were made and for what purpose.

Response:

The Company has expanded significantly the disclosure on page 40 in response to the Staff’s comment and has also included a current organizational chart on page 41. The Company has removed the reference to the term “rollover” on page 5 since the term does not add to investors’ understanding of the transaction.

Securities and Exchange Commission
September 28, 2006
29.	Please explain, the discrepancy between the $195.4 raised through the issuance of private notes and the $202.2 million disclosed on page 6.

Response:

The Company has amended the disclosure on page 5 to correspond with page 40. The difference was due to $6.75 million of underwriting and commitment fees paid in connection with the financing for the merger.
Unaudited Pro Forma Condensed Consolidated Financial Statements, page 43
30.	Related to note (2) to the pro forma balance sheet, please explain why you have allocated the $20 million in transaction costs to other assets rather than including the amount in your purchase price allocation to the acquired assets. In addition, please tell us whether you are amortizing such costs and where the amortization has been reflected in the pro forma statements of operations.

Response:

Since the Transactions have now been reflected fully in the Company’s most recent balance sheet dated as of June 30, 2006, the Company is no longer required to provide pro forma balance sheet data. Please see note (2) to the Company’s financial statements as of and for the period ended June 30, 2006. Accordingly, the pro forma balance sheets to which this comment relates have been deleted.

31.	We note that you have allocated the entire excess purchase price to goodwill. We do not understand why absence of a final valuation precludes you from making a preliminary allocation. If you are unable to make a preliminary allocation, please disclose the assets that are likely to be impacted and the resulting effects on amortization.

Response:

The Company informs the Staff that it has made a final valuation of the goodwill. Please see note (2) to the Company’s financial statements as of and for the period ended June 30, 2006.

32.	We note that you have agreed to pay the expenses of the exchange offer. Please confirm that your adjustment in note (1) to the pro forma statements of operations includes the effect of such costs.

Response:

The Company confirms that the expenses of the exchange offer are reflected in the pro forma financial statements in accordance with the Staff’s comment.

Securities and Exchange Commission
September 28, 2006
Selected Consolidated Historical Financial Data, page 48
33.	Please revise to present the ratio of earnings to fixed charges for the latest interim period for which financial statements are presented in the document. When the ratio indicates less than one-to-one coverage, disclose the dollar amount of the deficiency. In addition, please disclose the ratios in the prospectus summary and include the detailed computation in Exhibit 12. Refer to Items 503(d) and 601 of Regulation S-K.

Response:

The Company has included in the prospectus summary on page 13 and the selected consolidated historical financial data on page 47 the ratio of earnings to fixed charges for the six months ended June 30, 2005 and 2006, and has indicated the dollar amount of the deficit for the year ended December 31, 2001.
Management’s Discussion and Analysis, page 49
Reserve for Merchant Losses, page 52
34.	Your disclosure of critical accounting policies lack any quantitative analysis to provide the reader with insight to the sensitivity certain estimates may have to change in assumptions and the related impact on your financial condition and results of operations. For example, it appears that changes in assumptions related to your reserve for merchant losses could have a material impact on expenses. Please revise accordingly. Refer to SEC Release 33-8350.

Response:

The Company has revised and updated the critical accounting policies to include additional quantitative disclosure in response to this comment.
Three Months ended March 31 2006 Compared to Three Months Ended March 31, 2005, page 54
35.	Please expand your disclosure on the increase in selling, general and administrative cost to identify the other factors contributing to the 31% increase during the period. We note that the adoption of SFAS 123R only accounts for approximately 55% of the total increase for that period.

Response:

The Company has updated its MD&A disclosure to include its results of operations for the six months ended June 30, 2006. The Company has expanded the disclosure on page 56 to address the Staff’s comment.

Securities and Exchange Commission
September 28, 2006
Liquidity and Capital Resources, page 56
Investing Activity, page 57
36.	Please expand to name the party to which you paid $9.5 million in earnout payments.

Response:

As disclosed on page 50, the Company has made a number of acquisitions in recent years and has only agreed to an earnout payment in some cases. In those cases involving significant acquisitions the Company filed a Form 8-K upon signing the acquisition agreement and upon the closing of the transaction. In such cases, the Company has additionally filed the relevant acquisition agreement with the Commission. Due to the fact that the acquisition to which the $9.5 million earnout relates did not meet the relevant disclosure standards, the Company has not previously disclosed the identity of the party receiving the earnout payments. The Company does not believe that the identity of the party is required to be disclosed under applicable rules of the Commission and does not believe that the information is otherwise material to investors. Conversely, disclosure of this information would likely harm the Company’s relationships with other persons from whom it has acquired businesses, many of whom continue to work for the Company, and who are not entitled to earnout payments or who are entitled to different earnout payments compared to other persons. In addition, such disclosure would harm the Company’s ability to negotiate similar acquisitions in the future since prospective counterparties would be able to compare their business directly to the Company’s prior comparable acquisitions in seeking earnout payments.

37.	Refer to the next-to-last full paragraph on page 57. Please revise to quantify the earnout payment mentioned here and to identify the recipient of that earnout payment.

Response:

The Company has revised the disclosure on page 58 to include the amount of the earnout payment. For the reasons discussed in the response to comment 36, the Company has not disclosed the identity of the recipient of the earnout payment.
Financing Activities, page 58
38.	Please disclose the payment dates for principal and interest and the maturity date under the $205 million revolving credit facility with Bank of America and JPMorgan Chase. Also disclose the principal amounts outstanding under this facility and the New Facility as of June 30, 2006.

Securities and Exchange Commission
September 28, 2006
Response:
The Company draws the Staff’s attention to the next-to-last paragraph on page 59 which discloses in the first sentence that the Company repaid and replaced its $205.0 million credit facility with a new senior secured credit facility at the time of the merger. The Company has amended the disclosure on page 60 to include the outstanding principal balances under the new facility as of June 30, 2006.
Contractual Obligations, page 59
39.	Please revise to provide the text of footnote 1 in a paragraph immediately preceding the table rather than in a footnote. Please also expand your discussion on these earnout payments to identify the recipients of the payments and to explain the formula for calculating the amounts owed.

Response:

The Company has revised the disclosure on page 60 to move the text of footnote 1 to precede the table. As discussed in the Company’s response to comment 36, the Company does not believe that disclosure of the identity of the recipients of earnout payments is required nor is it material to investors. Accordingly, the Company respectfully requests not to disclose this information. The Company has clarified that the formula to calculate the earnouts is based on multiples of future EBITDA results.

40.	Please revise the table to present the information as of the latest fiscal year end balance sheet date. Refer to Item 303 of Regulation S-K. In addition, revise to include interest in your table or a discussion in the text. Refer to FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

The Company has revised the table in accordance with the Staff’s comment.
Business, page 61
Marketing and Sales, page 67
41.	In the second paragraph on page 67, please expand to provide estimates of the percentage of revenues you generally pay the independent sales groups for their services.

Response:

The Company has not previously disclosed an estimate of the percentage of revenues that it pays to its independent sales groups and such information has not been requested to be disclosed by the Staff in its prior review. Disclosure of an estimated percentage or even a

Securities and Exchange Commission
September 28, 2006
range of percentages would cause substantial competitive harm to the Company since not all independent sales groups are paid the same percentage. The Company currently works with over 850 independent sales groups and it is reasonable to assume that any group that is being paid less than the disclosed percentage or mid-point of the range of percentages will approach the Company and seek to be paid a higher percentage. This could result in increased costs to the Company and harm its competitive position. Furthermore, the Company does not believe that this information is material to investors since it has provided full disclosure in the MD&A section on page 54 and through of its costs of revenues and investors are adequately protected by this disclosure. Furthermore, the Company believes that disclosure of an estimated percentage would likely harm investors’ interest.
Relationships with Sponsoring Banks and Processing Vendors, page 68
42.	Please define what constitutes a “material breach” of the agreements with your sponsors such that they may terminate their agreements with you as described in the second paragraph.

Response:

The Company has revised the disclosure on page 70 in accordance with this comment.
Management, page 77
Employment Agreements, page 78
43.	Please expand your discussion on the employment agreements for Gregory Daily and Carl Grimstad to disclose the terms of compensation and severance arrangements pursuant to the agreements. Also, please clarify whether Mr. Daily or Mr. Grimstad is entitled to terminate his agreement without cause and, if so, disclose the payments that each would be entitled to receive upon such termination.

Response:

The Company directs the Staff to the second paragraph on page 80 under “Employment Agreements—Carl Grimstad” where the Company has included disclosure with respect to the terms of compensation and severance arrangements. The Company has added disclosure with respect to termination by Mr. Daily and Mr. Grimstad.
Executive Compensation, page 79
44.	Please tell us why you have provided the information in footnotes (1) and (2) as footnotes to the summary compensation table. It is not clear how the footnote disclosure relates to the amounts shown in the table. Please revise as appropriate to clarify your disclosure.

Securities and Exchange Commission
September 28, 2006
Response:

The Company has deleted this disclosure from page 82 of the “Executive Compensation” section and has moved the disclosure to the section entitled “Certain Relationships and Related Party Transactions” on page 84. This information relates to transactions entered into between the Company and its executive officers in connection with the merger and the Company therefore believes that it is more appropriately included in that section.

45.	Please revise the references to footnote (2) in the “All Other Compensation” column to reflect footnote (3), if accurate.

Response:

The Company has revised the disclosure on page 81 accordingly. Please note that due to the removal of former footnotes (1) and (2), the correct reference is now to footnote (1).

46.	In footnotes (1) and (2), please include the exercise price for the shares held by executive officers and directors in connection with the merger.

Response:

The Company has revised the disclosure on page 84 accordingly. Please note that, due to the removal of these footnotes from page 82, this information is now included in the text on page 84.

47.	Please tell us why the fair value of restricted shares held by Mr. Whitson, as reflected in the table, is inconsistent with the amounts shown in footnotes (4) and (6). Provide similar clarification regarding the value of restricted shares held by Mr. Yazdian and Mr. Torino.

Response:

As reflected in the table, the restricted shares held by Mr. Whitson, Mr. Yazdian and Mr. Torino were valued at the date of grant, as required by Rule 402(b)(2)(iv)(A) of Regulation S-K. The fair values reflected in footnotes (2) and (4) (former footnotes (4) and (6)) were determined as of the date of the merger transaction and as of December 31, 2005, respectively, as discussed in greater detail below. In respect of footnote (2) (former footnote (4)), in connection with the merger, the restrictions on these shares fully lapsed and Mr. Whitson received a cash payment for these shares of $43.50 per share (the fair value of such restricted shares as of the date of the merger transaction). The value of restricted shares held by Mr. Yazdian and Mr. Torino listed in footnote (4) (former footnote (6)) were not valued in connection with the cash out price paid in the merger. Rather, these restricted shares were valued as of the December 31, 2005 closing price of iPayment’s common stock as traded on The Nasdaq National Market, which was $41.25 per share.

Securities and Exchange Commission
September 28, 2006
Aggregated option Exercises in 2005 and Year-end 2005 option Values, page 80
48.	Please expand footnote (1) to disclose the per share exercise prices.

Response:

The Company has revised footnote (1) on page 82 to disclose the per share exercise price.
Compensation of Directors, page 81
49.	Please tell us whether the amounts paid to directors on the Special Committee to evaluate the merger are included in the compensation table on page 79. It is unclear from the last paragraph on page 81 whether some of your executive officers served as directors on the Special Committee.

Response:

The Company has revised the disclosure on page 82 to clarify that none of its executive officers served as directors on the Special Committee.
Principal Stockholders, page 82
50.	You state that iPayment GP, LLC is the limited partner of Holdings; however, the description of the authority granted to iPayment GP suggests that it is acting as the general partner. Please revise or advise.

Response:

The Company confirms that iPayment GP, LLC is the general partner of Holdings and has revised the disclosure on page 83 accordingly.

51.	Please revise to clarify the ownership of Holdings. You state that it is a wholly-owned subsidiary of iPayment Investors, Inc., but the disclosure indicates that a separate entity, iPayment GP, holds a partnership interest in Holdings.

Response:

The Company has revised the disclosure on page 83 to clarify this point.

52.	Please revise to clarify the individual indirect percentage interest in iPayment, Inc. held by each of Mr. Daily and Mr. Grimstad.

Response:

The Company has revised the disclosure on page 83 to include the information requested by the Staff.

Securities and Exchange Commission
September 28, 2006
Certain Relationships and Related Transactions, page 83
53.	Please expand to describe the relationships between your executive officers and the parties to the merger.

Response:

The Company has expanded the disclosure on page 84 in response to the Staff’s comment.

54.	In the table provided, please expand footnotes (1) and (2) to define the term “rolled over” and to disclose the value of the shares “rolled over.”

Response:

As discussed in the response to comment 6, the Company has removed the reference to the term “rollover” since the term does not add to investors’ understanding of the transaction. The Company has clarified that the shares in question were contributed to Holdings.

55.	Please expand to include the other related party transactions described in footnote 11 to your financials.

Response:

The Company has expanded the disclosure on page 85 in response to this comment. The Company has included all of the items included in footnote 11 to the financial statement other than disclosure regarding the Company’s office in Bridgewater, Pennsylvania and internet processing services from BluePay, Inc. Both of these transactions were with employees of the Company who are not executive officers and, accordingly, do not require disclosure under Item 404 of Regulation S-K.
Description of Certain Indebtedness, page 84
56.	Please provide a summary of your $205 million credit facility with Bank of America and JPMorgan Chase.

Response:

As discussed on the response to comment 38, the Company repaid and replaced its $205.0 million credit facility with a new senior secured credit facility at the time of the merger. Accordingly, disclosure of the terms of the $205 million credit facility is no longer material to investors.

Securities and Exchange Commission
September 28, 2006
Description of Exchange Notes
Guarantees, page 106
57.	We note the list of events that will cause the note guarantee to be released, discharged or terminated, on page 107. Please revise paragraph (3) of this section to more clearly explain the event.

Response:

The Company has carefully reviewed paragraph (3) of the section referred to in the Staff’s comment and, in response to the Staff’s comment, has clarified the cross reference to the particular covenant that is the subject of the paragraph. The events referred to in paragraph (3) that cause the note guarantee to be released, discharged or terminated are described exactly as they appear in the indenture governing the notes. Furthermore, the terms “Guarantee” and “Note Guarantee” are clearly defined in both the indenture and the Description of the Notes. Accordingly, the Company believes that the disclosure, as amended, on page 110 provides investors with the material information regarding the events contained in the indenture pursuant to which the note guarantee will be released.
Plan of Distribution, page 141
58.	Please clarify the manner in which broker or dealers may resell the exchange notes upon expiration of the 90 days the company has agreed to make the prospectus available for such sales.

Response:

Upon the expiration of the 90-day period during which the Company has agreed to make the prospectus available to brokers and dealers engaging in resales of the exchange notes, brokers and dealers will no longer be subject to any prospectus delivery requirement. After such period, brokers and dealers may resell the exchange notes in reliance upon the exemption from registration provided by Section 4(3) of the Securities Act.
Financial Statements, page 143
59.	Please tell us how you have applied the guidance in Rule 3-10 of Regulation S-X as it relates to financial statements for the subsidiary guarantors.

Response:

The Company has multiple subsidiary guarantors of the notes. As such, paragraph (f) of Rule 3-10 applies because (1) all subsidiaries are guarantors and each of the subsidiary guarantors is 100% owned by iPayment, Inc. (the parent company), (2) the guarantees are full and unconditional and (3), the guarantees are joint and several. In accordance with Note (1) to paragraph (f), the Company has revised its footnote disclosure to state that the

Securities and Exchange Commission
September 28, 2006
Company has no independent assets or operations, the guarantees are full and unconditional and joint and several. Additionally, the Company has revised its footnote disclosure to add that there are no significant restrictions on the ability of the parent to obtain funds from its subsidiaries by dividend or loan, in accordance with paragraph (i)(9) and (10) of Rule 3-10.
Revenue and Cost Recognition, page F-8
60.	In sufficient detail, please explain the key differences between those merchant contracts in which revenue is recognized on a net basis as opposed to those in which revenue is recognized on a gross basis under ETTF 99-19. Please tell us whether you are the primary obligor in all transactions and explain how you have made this determination. Please cite the relevant terms of your merchant contracts and tell us whether any other parties such as the processing vendor, card-issuing bank, or sponsoring bank are a party to your merchant contracts.

Response:

In accordance with EITF 99-19, the Company considers the following factors in determining whether to report its processing revenues on a gross or a net basis:

Indicators for Gross Reporting
•	The company has latitude in establishing price.

•	The company changes the product or performs part of the service.

•	The company has discretion in supplier selection.

•	The company is involved in the determination of product or service specification.
Indicators for Net Reporting
•	The supplier (not the company) is the primary obligor.

•	The supplier (not the company) has credit risk.

•	The amount the company earns is fixed.
The majority of the Company’s revenues (approximately 90%) are reported on a gross basis.

Merchant contracts obtained through the Company’s traditional independent sales group and direct sales channels are tri-party agreements between the Company, the merchant, and the sponsoring bank (e.g. JPMorgan Chase). For these contracts, the Company has latitude in establishing pricing terms with the merchant and carries the primary credit risk

Securities and Exchange Commission
September 28, 2006
for the full amount of the credit card transaction, including amounts paid to the Visa and MasterCard associations, as well as interchange paid to the issuing banks. The Company is also the primary obligor because it is responsible for providing full and seamless service to its merchants from transaction authorization (approval) to settlement, reporting and other back office functions such as charge-backs. The Company outsources certain functions, but generally has the ability to select alternative service providers. Furthermore, if a merchant raises any issues with the service it receives, it looks to the Company for resolution.
The revenues which the Company reports on a net basis originated from an asset purchase of merchant contracts and agent bank agreements from First Data Corp. in December 2003 (the “FDMS Bank Portfolio”). For most of this portfolio, the merchant contracts are directly between the agent banks and the merchants. The Company, in turn, has contracts with the agent banks. In such cases, the agent banks have latitude in setting pricing with the merchant and usually retain credit risk for the full amount of the credit card transaction, including amounts paid to the Visa and MasterCard associations as well as interchange paid to the issuing banks. These merchants typically have multifaceted relationships with the banks that may include deposit and checking accounts and loans. In the event of service issues, these merchants would likely contact the bank first for resolution and consider them the primary obligor. These factors support “net” reporting of revenues for this portion of the FDMS Bank Portfolio.
Impairment of Long-Lived Assets, page F-11
61.	Please revise to clarify how you have defined your asset groups in conducting impairment tests under SFAS 144. Specifically, address whether intangible assets are tested at the merchant level or some higher level and provide us with your basis for that determination.

Response:

The Company has revised the disclosure on page F-11 in response to this comment.
Note 4 — Acquisitions, page F-14
Other Acquisitions, page F-l5
62.	Please expand your disclosure to provide a brief description of the acquired businesses. In addition, disclose the primary reasons for each acquisition including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to paragraph 51 of SFAS 141. Finally, the aggregate cost of the acquired entities does not appear to reconcile to the intangible assets and goodwill recorded. Please revise your disclosure to clarify.

Securities and Exchange Commission
September 28, 2006
Response:

The Company has revised the disclosure on page F-15 in response to this comment.

63.	Tell us how you considered Rule 3-05, Article 11 and Rule l-02(w) of Regulation S-X in evaluating the individually insignificant acquisitions in the aggregate. Confirm that you included the contingent consideration as part of the total investment when calculating the tests of significance for your investments.

Response:

Article 11 of Regulation S-X requires pro forma disclosure if certain requirements, as defined by Rule 1.02(w), are met. The Company evaluated each acquisition individually and determined that none of the three tests in Rule 1.02(w) and Article 11 exceeded the 20% thresholds. Additionally, the Company evaluated the acquisitions in aggregate in accordance with Rule 3-05(b)(2)(i), and determined that, when combined, the acquisitions did not surpass any of the 50% thresholds. For purposes of Condition 1 of Rule 1-02(w)(3), the Company included future contingent payments as part of the purchase price of each acquisition where applicable.
Note 11 — Related Party Transactions, page F-27
64.	Please revise to remove disclosure that all transactions with related parties were conducted at arm’s length. Refer to paragraph 3 of SFAS 57.

Response:

The Company has removed the sentence requested in response to this comment.
Schedule II — Valuation and Qualifying Accounts, page F-29
65.	Revise to include the reserve for losses on merchant accounts.

Response:

The Company has revised Schedule II on page F-20 to include the reserve for losses on merchant accounts.
In re iPayment Inc. Shareholder Litigation, Chancery Court for Davidson County, 20thJudicial District, State of Tennessee, Lead Case No. 05-01250-I page F-41
66.	Please confirm that the $1.3 million in legal costs to be reimbursed to the plaintiffs have been accrued in the financial statements

Securities and Exchange Commission
September 28, 2006
Response:
The Company confirms that the above-referenced costs have been accrued in the financial statements.
Part II
Item 22. Undertakings
67.	Please revise to include the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Also, please omit the undertaking included in paragraph (b) of Item 22, since you are not eligible to incorporate by reference.

Response:

The Company has revised the undertakings in accordance with the Staff’s comment.

Exhibits

68.	We note the language in the penultimate paragraph of Exhibit 5.2 which limits the opinion to the State of Tennessee. This language implies that counsel is not giving an opinion on the Nevada law which is the specific law the opinion is intended to address with respect to the 1st National Processing, Inc. subsidiary guarantor. Item 601(b)(5) of Regulation S-K requires an opinion without any qualifications as to the relevant jurisdiction. Please provide an unqualified opinion with respect to 1st National Processing, Inc.

Response:

The Company has filed as Exhibit 5.2 an unqualified opinion with respect to Nevada law.
* * *
     Please do not hesitate to contact Mark Mandel at (212) 819-8546 or Colin Diamond at (212) 819-8754 of White & Case LLP with any questions or comments regarding this letter.
Sincerely,
White & Case LLP